PE 12/21/2012


13001517

NOACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Meredith Sanderlin Thrower
Dominion Resources Services, Inc.
meredith.s.thrower@dom.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-13

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

Dear Ms. Thrower:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Dominion by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated January 29, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

January 31, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 21, 2012

The proposal requests that the board adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage of stored spent nuclear fuel and report to shareholders.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976). It appears that the proposal may focus on these significant policy issues, and we are unable to conclude that the arguments presented in Dominion's no-action request establish otherwise. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 29, 2013

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dominion Resources, Inc. regarding Nuclear Plant Safety - Dry Cask Storage of Wastes

Ladies and Gentlemen:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund (the "Fund" and the "Proponent") has submitted a shareholder proposal (the "Proposal") on behalf of the Fund to Dominion Resources, Inc., a Virginia corporation (the "Company"). I have been asked by the Proponent to respond to the no action request letter dated December 21, 2012 sent to the Securities and Exchange Commission by the Company (the "Company Letter"). The Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule14a-8(i)(7) (ordinary business operations).

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable.

A copy of this letter is being emailed concurrently to Meredith S. Thrower, Senior Counsel for Dominion Resources, Inc., meredith.thrower@dom.com.

SUMMARY

The Proposal asks the Company to adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage at nuclear plants, by minimizing the storage of nuclear waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information. The Proposal in its entirety is included as Exhibit A to this letter. The Company asserts that the Proposal is excludable as relating to ordinary business.

However, as addressing Company policy on one of the most troubling safety issues regarding nuclear power, the Proposal addresses a significant policy issue that transcends ordinary business. The Staff has long held "that economic and safety considerations attendant to nuclear power plants are significant policy issues." The present Proposal is no exception.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

Since, in addition, it does not micromanage the Company's activities, it is not excludable under the ordinary business exclusion.

BACKGROUND

Our nation's nuclear power industry finds itself in a moment of crisis. The issue of how to safely store spent nuclear fuel, which can release radioactive material if overheated, and remains radioactive for thousands of years, is unresolved on a national policy level. The industry is confronted by three developments that have elevated the urgency of finding a safer means of storing spent nuclear fuel:

The absence of a permanent storage solution for spent fuel

9/11 & vulnerabilities related to terrorism

The Fukushima Daiichi disaster

i. The Absence of a Permanent Storage Solution for Spent Nuclear Fuel

In the early days of the nuclear energy industry, it was assumed that storage times would be relatively short before spent fuel would be sent for reprocessing or for final disposal. Nuclear power plants were thus designed with limited and temporary storage capabilities.

But a permanent storage solution has become much more difficult to secure than previously anticipated. Nuclear power plants are forced to store spent fuel on site. As the January 2012 Blue Ribbon Commission Report on America's Nuclear Future Report to the Secretary of Energy states, "much larger quantities of spent fuel are being stored for much longer periods of time than policy-makers envisioned or utility companies planned for when most of the current fleet of reactors were built."[1]

A large blow was dealt to decades-long effort to secure an underground disposal site with the closing of Yucca Mountain in southwestern Nevada in 2011. The Department of Energy began studying Yucca Mountain as a potential long-term underground spent nuclear fuel storage site in 1978 and it was approved by the Congress in 2002. However, the project was ultimately defeated by regional opposition.

The Union of Concerned Scientists summarized the industry's current situation in an April 2012 letter to Senators Lamar Alexander, Jeff Bingaman, Dianne Feinstein and Lisa Murkowski:

[1] Blue Ribbon Commission on America's Nuclear Future, Report to the Secretary of Energy, January 2012, p. 33-34.

> When today's nuclear reactors were designed decades ago, it was assumed that their spent fuel would be retained in onsite spent fuel pools for only a few months before being shipped offsite for either reprocessing or disposal. As a result, these pools lack diverse and redundant emergency cooling and water makeup systems and many are not located within robust containment structures. Spent fuel is cool enough to transfer to dry casks after five years. However, the standard industry practice is to fill spent fuel pools to capacity using high-density storage racks, and to transfer spent fuel to onsite dry casks only when the spent fuel pools are full. **This practice significantly increases the safety and security vulnerabilities of our nuclear power plants, and needlessly puts the American people at risk**. [Emphasis added]

With the "end" of Yucca Mountain and no permanent centralized solution for the storage of spent nuclear fuel in place, the need for viable and safe storage solutions has become one of the most predominant safety issues in the nuclear industry. For the time being, spent nuclear fuel will be stored on site, and it is crucial that this is done in the safest way possible. As Representative Edward J. Markey of Massachusetts has said, "We should not wait for an American meltdown to beef up American nuclear safety measures."[2]

ii. 9/11 & Vulnerabilities Related to Terrorism

The events of September 11, 2001 brought the issue of terrorism to the forefront of global and domestic concern. The potential for a terrorist attack targeting a nuclear facility has received attention from various governmental bodies, the media, and groups of concerned citizens.

The Nuclear Regulatory Commission (NRC) has issued advisories to the nation's 103 nuclear power plants that terrorists might try to fly hijacked planes into some of them. Eight governors have also independently ordered the National Guard to protect nuclear reactors in their states.[3] Charles S. Faddis, the former head of the CIA's unit on terrorism and weapons of mass destruction, wrote in an op-ed for CNN that the United States is woefully unprepared to protect its nuclear power plants from a terrorist attack.[4] The Council on Foreign Relations has a section of its website dedicated to nuclear facilities as a potential terrorist target. Indeed, this threat is also recognized by relevant international organizations. The International Atomic Energy Agency states on a section of its website, "Nuclear Terrorism: threats, risks and

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[2] A Safer Nuclear Crypt, *The New York* Times, July 5 2011. http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0
[3] Council on Foreign Relations, Targets for Terroism: Nuclear Facilities, http://www.cfr.org/homeland-security/targets-terrorism-nuclear-facilities/p10213
[4] Nuclear plants need real security, CNN, March 15, 2010 (http://edition.cnn.com/2010/OPINION/03/15/faddis.nuclear.plant.security/)

vulnerabilities," "The Agency's nuclear security programme is influenced by an assessment of the reported intentions, motivations and capabilities of terrorists and criminals."[5]

In a 2002 New York Times Opinion piece titled, "Nuclear Reactors as Terrorist Targets," the Times notes the potential vulnerability of the nation's nuclear power plants and that groups of citizens and public officials that have petitioned the Nuclear Regulatory Commission to close down Indian Point (a nuclear power plant located 35 miles north of New York City). The Times notes the threat of a plane flying into a nuclear power plant's containment dome, yet it also states that "A far more vulnerable target is presented by the pools where spent fuel rods are stored after they have been used in the reactors." The piece notes how "A plane could theoretically plunge into the building and trigger events that could drain the pools and ignite a fire, which could spread radioactivity into the environment."[6] [emphasis added]

The threat of a terrorist attack on a nuclear power plant remains today, and it further emphasizes the need to store spent nuclear fuel as safely as possible. Dry cask storage is less vulnerable than storage pools to an attack aiming to release radiation by overheating the spent fuel because it is already being passively cooled from exposure to the air. Additionally, if a sabotage attempt is successful, the consequences from dry cask storage are less than from storage pools simply because each cask holds a mere fraction of the fuel contained in storage pools. In other words, numerous dry casks would have to be sabotaged to emit the amount of radioactivity released from a sabotaged storage pool.

iii. The Fukushima Daiichi Disaster

In March of 2011, an earthquake off the coast of Japan resulted in a tsunami and the Fukushima-Daiichi nuclear accident. The resulting multiple meltdowns and release of radioactive material propelled the issue of nuclear power and spent fuel storage methods into global consciousness. Indeed, the spent fuel stored in pools at Fukushima were the cause of much concern after a storage pool was damaged and temperatures rose. In contrast, the spent fuel stored in dry casks was never a source of concern. As the Union of Concerned Scientists stated in an April 2012 letter to members of the Senate:

> [D]uring the Fukushima accident, there was a lot of concern about the fuel in the spent fuel pools but none about the fuel in the dry casks at the reactor site—which remained safe throughout the accident. And although current evidence indicates that the fuel in the Fukushima pools did not ultimately

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[5] "Nuclear Terrorism: threats, risks and vulnerabilities," International Atomic Energy Agency website, Last update: Thursday, September 13, 2012. (http://www-ns.iaea.org/security/threats.asp)

[6] Nuclear Reactors as Terrorist Targets, New York Times, January 21, 2002. http://www.nytimes.com/2002/01/21/opinion/nuclear-reactors-as-terrorist-targets.html

> overheat and burn, if the Fukushima pools had been as densely packed as U.S. pools, that fuel may well have experienced far greater damage than it did.[7]

Luckily, the potential additional release of radiation from storage pools did not manifest. However the possibility of such a release should not be ignored. According to an April 2012 report entitled, "Estimating the Potential Impact of Failure of Fukushima Daiichi Unit 4 Spent Fuel Pool: A Local Problem for Japan of a Global Mega Crisis?" released by Holophi CH, a Swiss-based industrial analytics think-tank, even a 10 percent release of the damaged Fukushima storage pool's inventory of radioactive cesium and strontium would "represent 3 to 10 times the March 11, 2011 release amounts, substantially increasing risk levels in Japan and marine life." If cooling water for the pool is lost, said the report, "a major release of radioactive material could result," adding that, "Given the large amounts of heat generated by the fuel rods, the temperature would rise quickly. These rods are surrounded by zirconium cladding and at high temperatures, this cladding catalyzes hydrogen production, can generate additional heat and even explode and burn."[8] The risk of such a catastrophic event resulting from the loss of water from a spent fuel storage pool is even greater in cases where spent fuel is stored more densely.

iv. Consensus among Experts: Dry Cask Storage is Safer

A large number of experts believe that dry cask storage of nuclear waste is safer than the storage pool method and can be done earlier than is commonly practiced. This is the crux of the ongoing policy debate – a difference between company experts and the NRC's standing policy, versus an emerging consensus of credible national research organizations and panels, and other nuclear safety organizations and researchers.

In 2003, a team of scientists led by Robert Alvarez carried out an independent study of safety issues associated with the storage of spent fuel in reactor pools. The Alvarez report recommended that U.S. plant operators reduce their pool inventories and return to a more open storage configuration by transferring relatively older fuel to dry casks, which are passively cooled.[9] Alvarez authored another report in May 2011 titled, *Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage*, in which he states: "The U.S. government should promptly take steps to reduce these risks by placing all spent nuclear fuel older than five years in dry, hardened storage casks — something Germany did 25 years ago."[10]

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[7] Union of Concerned Scientists letter to Senators Alexander, Bingaman, Feinstein and Murkowski, April 27 2012 (accessible at: http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf)

[8] "Estimating the Potential Impact Of Failure Of the Fukushima Daiichi Unit 4 Spent Fuel Pool," Holophi Special Report On Fukushima Daiichi SFP 4 April, 2012 (accessible at: http://www.bellona.org/filearchive/fil_Holophi-Special-Report-on-Fukushima-SFP-4-r.pdf)

[9] Robert Alvarez et al., "Reducing the Hazards from Stored Spent Fuel Power-Reactor Fuel in the United States," *Science and Global Security* 11: 1-51, 2003.

[10] Robert Alvarez, "Spent Nuclear Fuel Pools in the U.S.: Reducing the Deadly Risks of Storage," *Institute for Policy* Studies, May 2011, page 2.

In March 2010, NRC Chairman Gregory Jaczko told industry officials at an NRC-sponsored conference that spent fuel should be primarily stored in dry, hardened, and air-cooled casks that met safety and security standards for several centuries.[11]

At the request of Congress, the National Academies completed and independent assessment of the issues surrounding spent nuclear fuel in 2004 (an unclassified public report, titled *Safety and Security of Commercial Spent Nuclear Fuel Storage*, was published in 2006). The study concluded that dry cask storage has inherent safety and security advantages over wet pool storage but is only suitable for older spent fuel (more than five years post-discharge).[12] Additionally, the Blue Ribbon Commission's January 2012 report to the Secretary of Energy states:

> "After an initial period of cooling in wet storage (generally at least five years), dry storage (in casks or vaults) is considered to be the safest and hence preferred option available today for extended periods of storage (i.e., multiple decades up to 100 years or possibly more). Unlike wet storage systems, dry systems are cooled by the natural circulation of air and are less vulnerable to system failures."[13]

Lastly, the Union of Concerned Scientists has also recognized the safety benefits of dry cask storage and has urged the Senate to take action. In an April 27, 2012 letter to Senators Dianne Feinstein, Lamar Alexander, Jeff Bingaman, and Lisa Murkowski, the Union of Concerned Scientists stated:

> "... it is critical that you address the current risk posed by spent nuclear fuel in overcrowded spent fuel pools ... In particular, we strongly recommend that you take action to require nuclear plant owners to accelerate the transfer of spent fuel from pools to dry cask storage. The accelerated transfer of spent fuel to transportable dry storage casks would not only reduce the existing safety and security risks associated with spent fuel at operating reactor sites, but would be an essential first step of any plan to ship spent fuel to a centralized storage site or geologic repository."[14]

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[11] Ibid, page 21.

[12] National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel in Storage, *Safety and Security of Commercial Spent Nuclear Fuel Storage*, Washington DC: The National Academies Press, 2006 (accessible at http://www.nap.edu/catalog.php?record_id=11263).

[13] Blue Ribbon Commission on America's Nuclear Future, page 34. (accessible at http://cybercemetery.unt.edu/archive/brc/20120620220235/http://brc.gov/sites/default/files/documents/brc_finalreport_jan2012.pdf)

[14] Union of Concerned Scientists letter to Senators Feinstein, Alexandar, Bingaman, and Murkowski, April 27, 2012 (accessible at http://www.ucsusa.org/assets/documents/nuclear_power/BRC-letter-4-27-12.pdf).

ANALYSIS

The Proposal addresses a significant policy issue that transcends ordinary business.

The Company's ordinary business argument focuses on how nuclear power is a highly regulated industry, and that the Company has a high level of expertise and competence in its management of nuclear facilities. The letter includes the statement that "the Proponent's concerns Re: possible danger from accidents or from sabotage are very much top of mind for the company and for the regulatory agencies with jurisdiction over nuclear generation facilities."

The Company asserts that the NRC believes spent fuel pools and dry casks both provide adequate protection of the public health and safety and the environment. "Therefore there is no pressing safety or security reason to mandate earlier transfer of fuel from pool to cask." This assertion by the Company is in dramatic contrast to the mounting number of experts as cited above who have recommended, quite to the contrary, that dry cask storage is very significantly safer. This is the crux of a classic policy debate, with the NRC's standing and some Company experts arrayed on one side of the issue, and numerous credible experts aligned in the opposite direction.

The Company goes on to review the fact that the NRC has, after September 11, 2001 required plant operators to implement measures aimed at mitigating the effects of a large fire, explosion, or accident that damages a spent fuel pool. However, this argument does not negate the opinion of many that spent fuel pools are still more vulnerable than dry cask storage.

As one of the foremost safety controversies for the nuclear industry at present, the current Proposal falls solidly within the history of SEC decisions supporting shareholder proposals on nuclear safety as transcending ordinary business. Since 1976, issues related to the safety of nuclear power as an energy source **have always been a key example cited by the SEC Staff, throughout the history of Staff no action letters. It is perhaps the most often cited significant policy issue that transcends ordinary business.**

In the 1976 Release (Release No. 34-12999) the Staff wrote:

> the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal but a utility company not construct the proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, **it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that the determination whether to construct one is not an "ordinary" business matter**. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's

> ordinary business operations.... where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them. [emphasis added]

The Staff policy stated in that Release regarding nuclear power has continued to hold sway. For instance in *General Electric Company* (January 17, 2012, aff'd upon reconsideration March 1, 2012), requested that General Electric reverse its nuclear energy policy, and as soon as possible phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment. General Electric had asserted that these issues represented an ordinary business issue, and did not focus on a significant policy issue. In its response denying no action relief the Staff replied, "we note that economic and safety considerations attendant to nuclear power plants are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976)."

Notably, General Electric attempted to argue on reconsideration that because some of General Electric's nuclear activities do not implicate significant policy issues, the proposal was overly broad and reached into matters of ordinary business. For instance, the company asserted that GE's healthcare business operated full-service nuclear pharmacies, which did not raise the "policy issues regarding economic and safety considerations attendant to nuclear power plants." It also cited other aspects of GE's business that, the company asserted, did not implicate significant policy issues, such as recycling of fuel from nuclear power plants and production of radiation monitors and production of radioisotopes for cancer treatments. Despite this array of issues, the Staff did not find a basis to reconsider its decision finding that the proposal was not excludable as ordinary business, and that the safety issues still predominated. In the present case, there is even less of a link to matters of ordinary business. Therefore, the current Proposal should be seen as even less excludable than the General Electric proposal.

The current Proposal stands in sharp contrast to prior proposals on nuclear facilities cited by the Company that were allowed to be excluded under the auspices of ordinary business. In *Duke Power Co.* (March 7, 1988) the proposal asked for a report providing the best factual and scientific information available, detailing the company's environmental protection and pollution control activities. The proposal was allowed to be omitted under rule 14a-8(c)(7). We view this particular decision as outdated. Today, proposals for such reports are commonly deemed nonexcludable by the SEC, now that the guidance for providing such reports in a shareholder relevant form has been created through the Global Reporting Initiative. See, for instance, *Cleco Corp.* (January 26, 2012).

By contrast, the other proposal cited by the Company as relevant to nuclear power, *Carolina Power & Light Co.* (March 8, 1990) involved a very prescriptive and detailed report request (micromanagement) with the ask reading like a regulatory report. It asks for a report to include "every incident, error, failure, event, accident reported to the NRC, and itemization of major parts requiring work because of design errors, and an accounting of workers' radiation exposure during each repair or replacement. With those details, and a prescription that the requested report "shall include but not be limited to" such information, the company's micromanagement argument prevailed. This was asking for "detailed operating information" rather than "policy information." The proposal was allowed to be omitted from the company's proxy material under rule 14a-8(c)(7). This stands in contrast to the current Proposal, which describes broad policy questions for the Company to address and report on.

The Company has a fundamental flaw in its argument, which is that it acknowledges that there are varying opinions on the issue of dry cask storage. On one side of the argument are the Company and the NRC. Arrayed on the other side of the argument are a host of organizations and experts, and an astonishing consensus of industry observers, who assert that dry cask storage is substantially safer.

The other nuclear precedents cited by the Company our inapposite to the current Proposal. The current Proposal does not address choice of accounting methods, as *General Electric Company* (February 10, 2000) . It does not request a cost-benefit analysis of the Company's nuclear promotion as was requested in *General Electric Company* (February 2, 1987), nor does it try to determine the appropriate amount of insurance as was done in *Pacific Gas & Electric Company* (February 8, 1984). Unlike those proposals, the current Proposal addresses critical and urgent safety issues and does so without micromanaging.

The Company goes on to assert that "touching on" a significant policy issue would not alter the conclusion that the Proposal is excludable. The examples cited by the Company in this part of its letter are not relevant to the Proposal. Some of those proposals involved requests containing a hybrid of subject matters that reflected significant policy and subject matters that were solely ordinary business. For instance, in *Walmart Stores Inc.* (March 15, 1999) the proposal's ask addressed some ordinary employee relations issues, in addition to significant human rights issues. In *General Electric* (February 10, 2000), the proposal was excludable because it attempted to micromanage a choice of accounting measures.

The other precedents utilized by the Company are also inapposite. The Company cites cases on mountaintop removal financing, where the Staff found that the proposals overreached in barring financing to a specific group of companies. This is obviously inapposite to the current Proposal. Similarly, the cases cited on sales of particular products and services are also inapposite. The subject matter of the current Proposal is solidly and singularly focused on the safety of nuclear power plants, a significant policy issue.

Addressing choice of technology does not make a proposal excludable when it otherwise addresses a significant policy issue.

The Company Letter attempts to distinguish the current Proposal based on the fact that it focuses on a specific technology, waste storage technologies, rather than the question in some other nuclear shareholder proposals of whether to phase out the use of nuclear power entirely. However, if the subject matter giving rise to the Proposal is a significant policy issue, then addressing methods or technologies does not render the proposal excludable unless the proposal otherwise attempts to micromanage the activities of the Company. The controversy surrounding dry cask storage is just such a policy issue. This is similar to other seemingly technical issues that shareholders have nevertheless been able to file as proposals, and on which the Staff has concluded it was appropriate (not excludable ordinary business) for shareholders to deliberate on. For instance, *Tyson Foods Inc.* (November 25, 2009) related to the use of antibiotics in hog production and throughout the supply chain. While initially not considered by the staff to be a significant social policy issue, upon reconsideration after a more complete presentation of the havoc that antibiotics are causing for public health worldwide, in *Tyson Foods Inc.* (December 15, 2009), the staff reconsidered and agreed that this was a significant social policy issue, an appropriate issue for shareholders, and should not be excluded under the ordinary business exclusion.

As an issue that has been heavily discussed in the media, in the context of terrorism and the Fukushima disaster, dry cask storage is not unfamiliar or too technical for shareholders, especially shareholders who invest in the nuclear sector. As with many other technology issues that also implicate a significant policy issue, this is not a topic that is out of reach of shareholder comprehension.

The Company states "there are varying views and opinions regarding the storage of spent nuclear fuel. These issues are well-known at Dominion and they have the resources, both internal and external to analyze and assess them." If this were merely a technical issue, and not a matter of public controversy, then perhaps the Company's ordinary business argument would prevail. But instead, this is a choice of technology issue which is interwoven with the very significant policy concerns about nuclear safety, and therefore follows a long line of similar cases where discussion of choice of technology did not render proposals excludable.

For instance, animal cruelty has long been treated as a significant social policy by the Staff. Proposals that request written plans or even specific technologies to address that concern are not excludable as ordinary business. For instance, requesting a report on the feasibility of using a specific technology, such as controlled atmosphere killing, was not deemed excludable under Rule 14a-8(i)(7). *Hormel Foods Corp.* (November 10, 2005), nor was a shareholder proposal that asked the board to prepare a detailed report that would incorporate a written plan with a timeframe for replacing, reducing and refining the use of animals in research, development and testing. *Baxter Int'l. Inc.* (February 11, 2009).

The examples the Company uses to make its technology choice arguments are inapposite. *WPS Resources Corp.* (February 16, 2001) asked a utility to develop new cogeneration facilities and improve energy efficiency. *Union Pacific Corp.* (December 16, 1996) asked for a report on R&D for new safety systems for railroads. What is notable in each of these examples, and all of the other examples the Company cited in its letter on page 5 – 6, is that the proposals did not involve a significant policy issue. In the absence of a significant policy issue, involvement of a shareholder proposal in details of technology choices can be excludable. But in the current instance, the safety controversies involved are significant policy issues transcending ordinary business.

The Proposal also relates to the significant policy issue of terrorism prevention.

In the aftermath of the events of 9-11-2001, security and terrorism prevention became significant policy issues. So, asking PG&E to adopt and implement a plan to reduce vulnerability to a nuclear accident or terrorist attack was not considered ordinary business by the Staff. *PG&E Corp.* (February 28, 2002). Nor was a proposal considered ordinary business in the chemical production sector, requesting a report on the implications of a policy for reducing potential harm from a potential release of chemicals in this company's facilities by increasing security at the facilities. *E.I. du Pont de Nemours and Co.* (February 24, 2006). The current Proposal also implicates terrorism prevention, and is similarly not excludable on this additional basis.

The specific issues in the Proposal, regarding dry cask storage, are significant policy issues.

As shown in detail in the Background section above, the issue of how nuclear power plants store spent fuel rods is a significant policy issue that is further exemplified by recent events, extensive coverage in the media, and interest in the issue from lawmakers.

i. Recent events have elevated the importance and urgency of the issue of dry cask storage

As noted at more length in the background section above, the closing of Yucca Mountain and the absence of a permanent storage solution for spent nuclear fuel, the vulnerabilities of nuclear power plants to terrorist attacks, and the Fukushima Daiichi disaster provide the context for the current issue of spent fuel storage as a significant policy issue.

ii. Media coverage and Congressional focus

The storage of spent nuclear fuel has received significant coverage in the media and attention from Congress and federal regulators. A New York Times article from July 2011 notes that, "[s]everal members of Congress are calling for the [spent nuclear] fuel to be moved from the pools into dry casks at a faster clip, noting that the casks are thought to be capable of withstanding an earthquake or a plane crash, they have no moving parts and they require no electricity."[15] The issue of dry cask vs. wet pool storage has received congressional interest and attention in the press more recently as well. A New York Times article (December 18, 2012) notes that Senator Ron Wyden, the new chairman of the Senate Energy Committee, wants the department of Energy to "pay for moving some of the wastes out of spent fuel pools at the nation's highest-risk reactors and into dry casks." Indeed, the chairwoman of the

[15] A Safer Nuclear Crypt, *The New York* Times, July 5 2011.
http://www.nytimes.com/2011/07/06/business/energy-environment/06cask.html?pagewanted=all&_r=0

Nuclear Regulatory Commission has also expressed support for moving spent fuel to dry cask storage.[16] The call for dry cask storage was also raised in a New York Times op-ed from November 2012.[17]

After an October 2011 earthquake in central Virginia, the Washington Post reported how many of the dry casks storing spent nuclear fuel at the North Anna power plant in Louisa County shifted during the earthquake, yet remained completely safe. **A Dominion Resources spokesperson said about the dry casks, "They are safe and remain intact . . . they are designed not to fall over and they didn't fall over."** [18]

Concern over spent nuclear fuel storage has received coverage in the press and interest from congress on the other side of the country as well. In California, Senator Dianne Feinstein was quoted in an article stating, "I have a hard time understanding why the Nuclear Regulatory Commission has not mandated more rapid transfer of spent fuel to dry casks . . . To me, that suggests we should at least consider a policy that would encourage quicker movement of spent fuel to dry cask storage."[19]

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

[16] Come January, Another Try on Nuclear Waste, *The New York Times*, December 18 2012. http://green.blogs.nytimes.com/2012/12/18/come-january-another-try-on-nuclear-waste/

[17] Japan's Nuclear Mistake, *The New York Times*, November 28 2012. http://www.nytimes.com/2012/11/29/opinion/japans-nuclear-mistake.html

[18] Quake shifted nuclear storage containers at Virginia plant," Washington Post, September 1, 2011. (http://www.washingtonpost.com/national/health-science/quake-shifted-nuclear-storage-containers-at-virginias-north-anna-plant/2011/09/01/gIQA1OeUuJ_story.html)

[19] Nuclear energy: Dianne Feinstein seeks precautions, *SFGate*, March 30, 2011. http://www.sfgate.com/politics/article/Nuclear-energy-Dianne-Feinstein-seeks-precautions-2376950.php

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Patrick Doherty
Jenika Conboy
Meredith S. Thrower, Dominion Resources Inc.

EXHIBIT A
Text of the Shareholder Proposal

NUCLEAR POWER SAFETY

WHEREAS, Dominion Resources currently owns and operates four nuclear power plants in the states of Virginia, Wisconsin, and Connecticut, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Dominion's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.



Dominion Resources Services, Inc.
Law Department
P.O. Box 26532, Richmond, VA 23261

December 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the New York State Common Retirement Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation (the "Company"), that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2013 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 19, 2012 by Patrick Doherty, on behalf of The Honorable Thomas P. DiNapoli, the Comptroller of the State of New York and sole Trustee of the New York State Common Retirement Fund, on behalf of the such Fund (the "Fund" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 19, 2013. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> [B]e it resolved that shareholders request that Dominion's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

DISCUSSION

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999) (November 22, 1976).

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (October 26, 1999).

B. The Proposal may be Excluded from the Proxy Materials under Rule 14a-8(i)(7) because it Relates to the Company's Decisions Regarding Choices Among Different Technologies for its Ordinary Business Operations

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of approximately 27,400 megawatts of generation, 11,000 miles of natural gas transmission, gathering and storage pipeline and 6,300 miles of electric transmission lines. Dominion also operates one of the nation's largest natural gas storage systems with 947 billion cubic feet of storage capacity and serves retail energy customers in 15 states.

Dominion's generation capacity includes 5,897 megawatts from its four nuclear power stations (seven active reactors).[1] Dominion has operated nuclear facilities for over four decades and the licenses granted by the Nuclear Regulatory Commission ("NRC") for its facilities will not expire for another 20 to 30 years. Dominion's wholly-owned electric utility subsidiary, Virginia Electric and Power Company ("DVP"), is considering the construction of a third nuclear unit at a site located in Virginia where it currently co-owns and operates two existing units. Dominion is one of the nation's most experienced and knowledgeable generators of electricity through the use of nuclear facilities.

Dominion recognizes safety as a high priority at all of its generation facilities, but especially at its nuclear power stations. While it remains vigilant, its success in this regard can be seen in the safety-related recognitions it has recently received or been considered for, including the 2012 Utility Achievement Award, which it received from the American Nuclear Society, and the 2012 Edison Award.

[1] In October 2012, Dominion announced that it plans to close and decommission its Kewaunee Power Station in Carlton, Wisconsin, after the Company was unable to find a buyer for the 556-megawatt nuclear facility. Pending a grid reliability review by the Midwest Independent Transmission System Operator, the station is expected to cease power production in the second quarter of 2013 and move to safe shutdown.

The issue of storing and disposing of spent nuclear fuel is one that the industry has wrestled with since its infancy; the Proponent's concerns regarding possible danger from accidents or from sabotage are very much top-of-mind for the Company and for the regulatory agencies with jurisdiction over nuclear generation facilities. In recognition of the need for safe and permanent storage for spent fuel, the U.S. Congress adopted the Nuclear Waste Policy Act of 1982 (the "NWPA"), under which Dominion and other nuclear generators entered into contracts with the U.S. Department of Energy ("DOE") for the disposal of their spent nuclear fuel. Utility ratepayers contributed millions toward this project over the following decades. However, the DOE failed to begin accepting the spent fuel on January 31, 1998, the date provided by the NWPA and by the contracts that Dominion and others had with the DOE. Dominion and others have been litigating successfully with the DOE to recover damages for costs incurred for spent nuclear-fuel related costs. In the meantime, Dominion, and DVP continue to manage their spent fuel until it is accepted by the DOE.

The question of how best to manage spent nuclear fuel until such time as the federal government takes responsibility for it is clearly a matter of ordinary business for Dominion. According to the NRC's website (see http://www.nrc.gov/waste/spent-fuel-storage.html), there are two acceptable storage methods for spent fuel after it is removed from the reactor core:

- Spent Fuel Pools - Currently, most spent nuclear fuel is safely stored in specially designed pools at individual reactor sites around the country.
- Dry Cask Storage - If pool capacity is reached, licensees may move toward use of above-ground dry storage casks.

The NRC goes on to state at http://www.nrc.gov/waste/spent-fuel-storage/faqs.html:

1. All U.S. nuclear power plants store spent nuclear fuel in "spent fuel pools." These pools are robust constructions made of reinforced concrete several feet thick, with steel liners. The water is typically about 40 feet deep, and serves both to shield the radiation and cool the rods.

2. As the pools near capacity, utilities move some of the older spent fuel into "dry cask" storage. Fuel is typically cooled at least 5 years in the pool before transfer to cask. NRC has authorized transfer as early as 3 years; the industry norm is about 10 years.

3. The NRC believes spent fuel pools and dry casks both provide adequate protection of the public health and safety and the environment. Therefore there is no pressing safety or security reason to mandate earlier transfer of fuel from pool to cask.

The NRC has, in the wake of the September 11, 2001 terrorist attack on the U.S., required plant operators to implement measures aimed at mitigating the effects of a large fire, explosion, or accident that damages a spent fuel pool. These measures initially were meant to deal with the aftermath of a terrorist attack or plane crash; however, they would also be effective in responding to natural phenomena such as tornadoes, earthquakes or tsunami.

As noted above, the Shareholder Proposal seeks to have Dominion accelerate the time at which spent fuel is transferred to dry cask storage and to report to shareholders on a quarterly basis on its progress. Proponent's supporting statement states that some scientists have found that dry cask storage has advantages over pool storage and recommend, in contrast to the NRC's position, that spent fuel be transferred from storage pools to dry casks once it has cooled.

As can be seen from the foregoing, there are varying views and opinions regarding the storage of spent nuclear fuel. These are issues that are well-known at Dominion and they have the resources, both internal and external, to analyze and assess them. It would not be an exaggeration to say that the Company devotes resources to these matters every day. Decision-making in this area is a complex process and requires substantial business expertise and experience, as well as intimate knowledge of the technologies available and related regulatory and safety considerations. It is these attributes, possessed by management and technical experts working with them, that enable them to evaluate and analyze information of the sort described in the Proposal and make decisions for the business. The Staff has recognized that in these circumstances, injecting shareholders into the processes is not appropriate. The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal seeks to involve shareholders in decisions regarding which technologies – spent fuel pools or dry cask storage – the Company should utilize in the operation of its nuclear power facilities. Decisions as to which technologies are safe, practical and economically viable for the Company to pursue properly rest with the Company's management and should not be the subject of a shareholder proposal. Thus, on numerous occasions the Staff has allowed omission of a proposal under Rule 14a-8(i)(7) because the proposal relates to the company's choice of technologies. For example, in *WPS Resources Corp.* (February 16, 2001), the Staff permitted the exclusion of a shareholder proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in *Union Pacific Corp.* (December 16, 1996) that a shareholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaption of new technology for

Union Pacific's operations. *See Burlington Northern Santa Fe Corp.* (January 22, 1997) (similar proposal excluded because it concerned the development and adaption of new technology); *see also Applied Digital Solutions* (April 25, 2006) (proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (*i.e.* product development)); *International Business Machines Corp.* (January 6, 2005) (permitting exclusion of a proposal requesting that the company employ specific technological requirements in its software as it related to IBM's ordinary business operations (*i.e.*, the design and development of IBM's software products)).

Because the Proposal deals with the day-to-day operations of the Company and seeks to micro-manage activities that are in the province of management, not shareholders, it should be excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. Touching on a Significant Policy Issue is Insufficient to Alter the Conclusion that the Proposal is Excludable under Rule 14a-8(i)(7) as Relating to Ordinary Business Matters

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule14-a8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (February 10, 2000), the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (*i.e.*, the choice of accounting methods). Even though the Staff previously has taken the position that matters relating to nuclear energy may raise significant social policy issues, it also has concurred that proposal touching upon nuclear energy are excludable where the focus of the proposal is on ordinary business decisions. *See, e.g.*, *Carolina Power & Light* (March 8, 1990) (proposal requesting a report regarding specific aspects of the Company's nuclear operations relating to, *inter alia*, safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information was excludable as implicating the company's ordinary business operations); *General Electric Co.* (February 2, 1987) (proposal on preparing a cost-benefit analysis of the company's nuclear promotion from 1971 to present, including costs related to lobbying activity and the promotion of nuclear power to the public was excludable as implicating ordinary business matters); *Pacific Gas & Electric Co. (Rattner)* (February 8, 1984) (proposal relating to obtaining appropriate levels of insurance at The Diablo Canyon Nuclear Power Plant to allow an adequate rate of dividends in the event of a serious accident at the plant was excludable as relating to the conduct of the company's ordinary business operations (*i.e.*, the determination of the proper amount of accident insurance)).

The conclusion that merely touching on an area of social policy concern is insufficient to warrant inclusion of every ordinary business proposal is also supported by the Staff's decisions on proposals requesting the adoption of policies to bar the financing of companies engaged in mountaintop removal coal mining. *See JPMorgan Chase & Co.* (March 12, 2010); *Bank of America Corporation* (February 24, 2010). Both companies received similar proposals which requested, among other things, the companies to assess the adoption of a policy barring financing to a specific group of companies. Each argued that the proposals related to their ordinary, day-to-day business operations -- the particular financial products and services they offer. The Staff stated that proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7) and was not swayed by the fact that it has reached a different conclusion when other types of proposals involving mountaintop removal coal mining was involved.

Further precedent for exclusion of matters which touch on significant policy issues, but relate to the Company's decisions about sales of particular products and services, is contained in the Staff's response to *Lowe's Companies, Inc.* (February 1, 2008) ("*Lowe's*"). The *Lowe's* proposal asked the company to end its sale of a particular product (glue traps) that the proponent believed raised issues of social and public policy. The Staff concurred that there was a basis for exclusion under Rule 14a-8(i)(7) "as the proposal relates to Lowe's ordinary business operations (*i.e.*, the sale of a particular product)." *See also Dominion Resources, Inc.* (February 22, 2011) (proposal requesting that customers be given the option of directly purchasing electricity generated from 100% renewable energy sources was excludable as relating to the company's ordinary business operations); *Dominion Resources, Inc.* (February 3, 2011) (proposal requesting that the company initiate a program to provide financing for the installation of rooftop solar or wind generation sources was excludable as relating to the company's ordinary business operations).

The Proposal focuses on decision-making of the Company in connection with the Company's ordinary business operations. As noted above, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions nuclear operations does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses issues the Company faces as a result of its ordinary business operations. Accordingly, based on the precedents described above, we believe that the Proposal properly may be excluded from the Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (804) 819-2139, or at meredith.s.thrower@dom.com.

Sincerely,



Meredith Sanderlin Thrower
Senior Counsel – Corporate Finance, Securities and M&A

Enclosures
cc: Mr. Patrick Doherty

Exhibit A

Correspondence

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 19, 2012

Mr. Carter M. Reid
Vice President, General Counsel
and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Mr. Reid:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Dominion Resources, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Dominion Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

NUCLEAR POWER SAFETY

WHEREAS, Dominion Resources currently owns and operates four nuclear power plants in the states of Virginia, Wisconsin, and Connecticut, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Dominion's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

Dominguez

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Carter Reid

Phone Number: 804-819-2171

Fax Number: 804-~~819-220~~ 2775-5819

Date: 11/21/12

Pages ~~to follow~~: 3

Message:



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 19, 2012

Mr. Carter M. Reid
Vice President, General Counsel
and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Mr. Reid:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Dominion Resources, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Dominion Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

NUCLEAR POWER SAFETY

WHEREAS, Dominion Resources currently owns and operates four nuclear power plants in the states of Virginia, Wisconsin, and Connecticut, and

WHEREAS, the increased density of spent fuel rods increases the possibility of a fire in a spent fuel pool in the case of a loss of cooling, and

WHEREAS, the National Academy of Science found that "dry cask storage has several potential safety and security advantages over pool storage" (National Academy of Sciences, National Research Council, Committee on the Safety and Security of Commercial Spent Nuclear Fuel Storage, Safety and Security of Commercial Spent Nuclear fuel Storage: Public Report, 2006), and

WHEREAS, the Union of Concerned Scientists recommends that companies operating nuclear plants transfer spent nuclear fuel from storage pools into dry casks once it has cooled (U.S. Nuclear Power after Fukushima: Common Sense Recommendations for Safety and Security, 2011), and

THEREFORE, be it resolved that shareholders request that Dominion's Board of Directors adopt and implement a policy to better manage the dangers that might arise from an accident or sabotage by minimizing the storage of waste in spent fuel pools and transferring such waste at the earliest safe time into dry cask storage, and report to shareholders on progress quarterly, at reasonable expense and excluding proprietary or confidential information.

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261



November 27, 2012

Sent via Facsimile and Overnight Mail

Mr. Patrick Doherty
Office of the State Comptroller
Pension Investments & Cash Management
State of New York
633 Third Avenue – 31st Floor
New York, NY 10017

Dear Mr. Doherty:

This letter confirms receipt on Wednesday, November 21, 2012, of the shareholder proposal that you have submitted on behalf of the New York State Common Retirement Fund, for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2013 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 21, 2012, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at karen.doggett@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Karen W. Doggett
Director-Governance and Executive Compensation

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) *Director Elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

[The next page is 5733.]

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to

Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Modified: 10/18/2011



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)

(1)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Dominion Resources
120 Tredegar Street
Richmond, VA 23219

www.dom.com

DOMINION

Fax

To:	Patrick Doherty	From:	Karen Doggett
Fax:	212-681-4468	Pages:	2, including cover
Phone:	212-681-4823	Date:	November 27, 2012
Re:		cc:	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

- **Comments:**

TRANSMISSION VERIFICATION REPORT

TIME : 11/27/2012 15:07
NAME : DOMINION RESOURCES
FAX : 804-819-2232
TEL : 804-819-22232
SER.# : BROE7J649729

DATE,TIME	11/27 15:07
FAX NO./NAME	812126814468
DURATION	00:00:24
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

Dinapoli

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Karen Doggett

Phone Number:

Fax Number: 804-819-2232

Date: 12/3/12

Pages ~~to follow~~: 2

Message: Certification of stock ownership

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 29, 2012

Karen W. Doggett
Director-Governance and Executive Compensation
Dominion Resources, Inc
120 Tredegar Street
Richmond, VA 23219

Dear Ms Doggett,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Dominion Resources, Inc. continuously for at least one year as of November 21, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 2,151,157 shares of common stock as of November 21, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0407 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.